UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

The Management Network Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

561693102

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)

☐   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 561693102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons

(entities only)

Potomac Capital Management LLC

13-3984298

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

New York

Number of	5.	Sole Voting Power
Shares		529,744 shares of common stock (1)
Beneficially
Owned by	6.	Shared Voting Power
Each		0
Reporting
Person With	7.	Sole Dispositive Power
		529,744 shares of common stock (1)

	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

529,744 shares of common stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

7.46%(2)

12.	Type of Reporting Person (See Instructions)

HC; OO (Limited Liability Company)

(1)  Potomac Capital Management LLC may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Potomac Capital Partners, LP.  Potomac Capital Management LLC is the General Partner of Potomac Capital Partners, LP.  Mr. Paul J. Solit is the Managing Member of Potomac Capital Management, LLC.

(2)  Based on 7,093,872 shares of common stock of The Management Network Group, Inc. outstanding as of November 11, 2011.

CUSIP No. 561693102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons

(entities only)

Paul J. Solit

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

U.S.

Number of	5.	Sole Voting Power
Shares		615,802 shares of common stock (3)
Beneficially
Owned by	6.	Shared Voting Power
Each		0 shares of common stock
Reporting
Person With	7.	Sole Dispositive Power
		615,802 shares of common stock (3)

	8.	Shared Dispositive Power
		0 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

615,802 shares of common stock (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

8.68%(2)

12.	Type of Reporting Person (See Instructions)

IN; HC

(3)  Paul J. Solit may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Potomac Capital Partners, LP, as reported herein, and by members of Paul J. Solit’s immediate family.  Potomac Capital Management, LLC is the General Partner of Potomac Capital Partners, LP.  Paul J. Solit is the Managing Member of Potomac Capital Management, LLC.

(2)  Based on 7,093,872 shares of common stock of The Management Network Group, Inc. outstanding as of November 11, 2011.

Item 1.

(a)	Name of Issuer

The Management Network Group, Inc. ("TMNG")

(b)	Address of Issuer's Principal Executive Offices

7300 College Blvd., Suite 302

Overland Park, KS 66210

Item 2.

(a)	Name of Person Filing:

Potomac Capital Management LLC

(b)	Address of Principal Business Office or, if none, Residence:

825 Third Avenue

33rd Floor

New York, New York 10022

(c)	Citizenship:

Limited Liability Company formed under the laws of the State of

New York.

(a)	Name of Person Filing:

Paul J. Solit

(b)	Address of Principal Business Office or, if none, Residence:

c/o Potomac Capital Management LLC

825 Third Avenue

33rd Floor

New York, New York 10022

(c)	Citizenship:

U.S. Citizen

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

561693102

Item 3.    Not Applicable

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Potomac Capital Management LLC

(a)	Amount beneficially owned:

529,744

(b)	Percent of class:

7.46%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

529,744

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

529,744

Paul J. Solit

(a)	Amount beneficially owned:

615,802 (3)

(b)	Percent of class:

8.68%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

615,802 (3)

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

615,802

Item 5.	Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

(3)  Paul J. Solit may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Potomac Capital Partners, LP, as reported herein, and by members of Paul J. Solit’s immediate family.  Potomac Capital Management, LLC is the General Partner of Potomac Capital Partners, LP.  Paul J. Solit is the Managing Member of Potomac Capital Management, LLC.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of March, 2012

POTOMAC CAPITAL MANAGEMENT LLC

By:	/s/ Paul J. Solit

Paul J. Solit, Managing Member

PAUL J. SOLIT

By:	/s/ Paul J. Solit

Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G/A:

Exhibit A	Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.

Exhibit A

Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.

(1)	Potomac Capital Partners LP, a private investment partnership formed under the laws of State of Delaware. Potomac Capital Management LLC is the General Partner of Potomac Capital Partners LP. Mr. Paul J. Solit is the Managing Member of Potomac Capital Management LLC.